Management's Report to the Shareholders

The accompanying interim consolidated financial statements, management's discussion and analysis and report to shareholders for the quarter ended March 31, 2006, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements, management's discussion and analysis and report to shareholders within reasonable limits of materiality with that contained in the consolidated interim financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed, and that accurate, timely and comprehensive financial information is prepared.  In addition, the Company maintains a system of disclosure controls in order to provide reasonable assurance that the financial information is relevant, reliable and accurate.

The Company's Audit Committee is appointed annually by the Board of Directors.  The Audit Committee, which is composed entirely of outside directors, meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the interim consolidated financial statements, the managements discussion and analysis and the report to shareholders for presentation to the shareholders.

Dated May 3, 2006

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2006	2005

ASSETS
Current
Cash and cash equivalents (Note 1)	$ 255,511	$ 47,055
Accounts receivable	412,079	359,594
Inventories	519,586	474,034
Prepaid expenses and other assets	6,338	7,010
Income taxes receivable	777	304

	1,194,291	887,997

Property, Plant and Equipment	183,967	181,841
Assets Held For Sale	5,085	5,085
Deferred Financing Charges	6,950	7,240
Goodwill	9,205	9,205
Future Income Tax Assets	997	994
Other Assets	2,838	2,821

	$ 1,403,333	$ 1,095,183

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 7)	$ -	$ 2,098
Accounts payable and accrued liabilities	328,589	312,937
Income taxes payable	7,834	5,588
Discontinued operations	2,345	2,386

	338,768	323,009

Other Accrued Liabilities	15,090	15,210
Long-Term Debt	204,243	204,033
Pensions and Benefits	1,311	8,949
Future Income Tax Liabilities	8,312	5,285

	567,724	556,486

Shareholders' Equity	835,609	538,697

	$ 1,403,333	$ 1,095,183

ON BEHALF OF THE BOARD,

(signed) Carl Fiora	(signed) Alain Benedetti

Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000)	2006	2005

Revenues	$ 740,728	$ 693,609
Cost of sales and operating expenses	679,446	634,802

Earnings before the following	61,282	58,807
Restructuring	-	(405)
Interest expense, net	(3,159)	(4,899)

Earnings before income taxes	58,123	53,503
Provision for income taxes	(20,747)	(20,013)

Earnings from continuing operations	37,376	33,490
Loss from discontinued operations	-	(46)

Net earnings for the period	$ 37,376	$ 33,444

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2006	2005

Retained earnings, beginning of the period	$ 342,015	$ 262,733
Net earnings for the period	37,376	33,444
Dividends on common shares	(17,778)	(10,015)

Retained earnings, end of the period	$ 361,613	$ 286,162

Basic earnings per common share
- continuing operations	$ 0.71	$ 0.67

Basic earnings per common share	$ 0.71	$ 0.67

Diluted earnings per common share
- continuing operations	$ 0.70	$ 0.66

Diluted earnings per common share	$ 0.70	$ 0.66

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended March 31,
($000)	2006	2005

Operating activities
Earnings from continuing operations	$ 37,376	$ 33,490
Depreciation and amortization	4,797	4,637
Future income taxes	1,085	5,686
(Gain) loss on sale of fixed assets and assets held for sale	(55)	(1)
Stock-based compensation (Note 5)	920	193
Pension funding in excess of pension expense (Note 8)	(6,909)	-

Cash from operating activities before working capital	37,214	44,005

Changes in non-cash working capital items
Accounts receivable	(52,254)	(58,296)
Inventories	(45,160)	26,635
Accounts payable and accrued liabilities	15,609	(32,251)
Current income taxes	3,783	(58,719)
Other	672	1,041

Change in non-cash working capital	(77,350)	(121,590)

Cash used in operating activities	(40,136)	(77,585)

Financing activities
(Decrease) increase in bank borrowing	(2,098)	84,895
Issue of common shares - public issue (Note 9)	271,420	-
Issue of common shares - options exercised (Note 5)	4,805	3,716
Dividends on common shares	(17,778)	(10,015)
Deferred financing costs	(66)	(125)

Cash from financing activities	256,283	78,471

Investing activities
Purchase of fixed assets	(6,571)	(5,075)
Proceeds on sale of fixed assets	61	123
Other	(1,181)	1,221

Cash used in investing activities	(7,691)	(3,731)

Discontinued operations
Operating activities	-	(46)
Investing activities	-	4,088

Cash from discontinued operations	-	4,042

Increase in cash and cash equivalents	208,456	1,197
Cash and cash equivalents, beginning of the period	47,055	634

Cash and cash equivalents, end of the period	$ 255,511	$ 1,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006
(UNAUDITED)

1.      These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2005 annual consolidated financial statements except as disclosed in Note 2.  These interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

Cash and cash equivalents include cash on account, demand deposits and short-term deposits with remaining maturities of less than three months on acquisition.

2.     Change in Accounting Policies

On January 1, 2006, the Company adopted EIC-156, Accounting by a Vendor for Consideration Given to a Customer (including a Reseller of the Vendor's Products).  This standard requires that the consideration given to a customer be recorded as a reduction of revenues, not as cost of sales or as an operating expense.  The standard requires retroactive restatement of prior periods and accordingly revenues and cost of sales for the first quarter of 2005 were reduced by $0.3 million.  This restatement reduced revenues and cost of sales for the year ended December 31, 2005 by $1.2 million but had no impact on net earnings.

3.     Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4.      Interest Expense

	Quarters ended March 31,
($000)	2006	2005

Interest on long term debt	$ 3,661	$ 3,770
Other interest expense	-	1,129
Interest income	(502)	-

Total interest	$ 3,159	$ 4,899

Interest paid in the quarter ended March 31, 2006 was $7.5 million (2005: $10.4 million).

5.      Stock-based Compensation

During the quarter ended March 31, 2006, the Company issued 663,334 stock options (2005: nil) at an exercise price of $25.75.  The assumptions used in the Black-Scholes option-pricing model are identical to those disclosed in Note 11 to the 2005 annual consolidated financial statements, except for the expected volatility of  28.6% and the expected life of 5 years, resulting in a weighted average fair value of $5.02 per option granted.  The total fair value of $3.3 million will be expensed over the vesting period; one fifth immediately and the remaining on a straight line basis over 4 years.

The following is a continuity of the Company's stock options outstanding for the quarters ended March 31:

			Weighted Average
	Number of Options		Exercise Price
	2006	2005	2006	2005

Balance, January 1	1,869,466	1,793,816	$ 11.12	$ 6.52
Granted	663,334	-	25.75	-
Exercised	(546,000)	(655,817)	8.46	5.74
Expired or forfeited	-	(12,000)	-	6.75

Balance, March 31	1,986,800	1,125,999	$ 9.79	$ 6.97

Exercisable	279,733	211,999	$ 16.45	$ 5.71

6.      Segmented Information

	Quarters ended March 31,
($000)	2006	2005

Segment Revenues
Metals service centers	$ 388,598	$ 399,752
Energy tubular products	186,223	162,259
Steel distributors	164,509	130,114

	739,330	692,125
Other	1,398	1,484

	$ 740,728	$ 693,609

Segment Operating Profits
Metals service centers	$ 31,697	$ 31,417
Energy tubular products	18,424	17,391
Steel distributors	18,094	14,997

	68,215	63,805
Other (loss) income	(1,388)	(930)
Corporate expenses	(5,545)	(4,068)

	$ 61,282	$ 58,807

	March 31,	December 31,
	2006	2005

Identifiable assets
Metals service centers	$ 624,053	$ 583,827
Energy tubular products	292,035	280,968
Steel distributors	190,326	138,119

Identifiable assets by segment	1,106,414	1,002,914

Assets not included in segments
Cash and cash equivalents	255,511	47,055
Income tax assets	1,774	1,298
Deferred financing charges	6,950	7,240
Other assets	2,838	2,821
Corporate and other operating assets	29,846	33,855

Total assets	$ 1,403,333	$ 1,095,183

7.      Revolving Credit Facilities

On March 20, 2006, the Company amended its existing syndicated credit facility to reduce the maximum borrowings under the facility from $200 million to $125 million and to reduce standby fees and borrowing costs.  The provisions of the revised facility, including financial covenants therein, are consistent with the previous facility.

8.      Pension and Benefits

In the first quarter of 2006, the Company's contributed $7.6 million to its pension plans  In addition to its minimum required annual contributions, the Company contributed $4.1 million for prior service costs.  For the quarter ended March 31, 2006 the total benefit cost relating to employee future benefits was $0.7 million (2005: $0.8 million).

9.      Shareholders' Equity

The components of shareholders' equity are as follows:

	March 31,	December 31,
($000)	2006	2005

Common shares	$ 485,254	$ 208,139
Contributed surplus	1,121	1,091
Retained earnings	361,613	342,015
Cumulative translation adjustment	(12,379)	(12,548)

	$ 835,609	$ 538,697

The number of common shares issued and outstanding was as follows:

	Number of	Amount
	Shares	($000)

Balance December 31, 2005	50,656,009	$ 208,139
Stock options exercised	546,000	5,695
Common shares issued	11,000,000	271,420

Balance March 31, 2006	62,202,009	$ 485,254

On March 16, 2006, the Company closed its public offering of 10,000,000 common shares at a price of $25.75 per share and received net proceeds of $247 million.  The Company granted the underwriters an option, exercisable in whole or in part and at anytime up to 30 days following March 16, 2006 to purchase up to an additional 1,000,000 common shares on the same terms as the issue.  These additional shares were issued on March 30, 2006 for net proceeds of $24.7 million.  In addition to the underwriters fees, expenses of $0.5 million have also been netted from the proceeds of this offering.

	Quarters ended March 31,
	2006	2005

Average shares outstanding
Basic	52,528,777	50,040,378
Diluted	53,279,433	50,520,359

10.     Supplemental Cash Flow Information

Income tax paid in the quarter ended March 31, 2006 was $16.0 million (2005: $72.9 million).